UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: _______________                                     Commission File Number: _________________

CannTrust Holdings Inc.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Province or other jurisdiction of incorporation or organization)

2833
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

3280 Langstaff Road

Unit 1

Vaughan, Ontario L4K 4Z8

Canada

(647) 872-2300
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

1015 15th Street, NW

Suite 1000

Washington, District of Columbia 20005

(202) 572-3111

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Common Shares	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form                     ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES ☐   NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☐   NO ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 40-F are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Disclosure of Contractual Obligations” in this Registration Statement on Form 40-F. Please see “Management’s Discussion and Analysis” beginning on page 1 of Management’s Discussion and Analysis for the three and six months ended June 30, 2018 of CannTrust Holdings Inc. (the “Registrant”), attached as Exhibit 99.108 to this Registration Statement on Form 40-F, and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 1 of the Annual Information Form for the fiscal year ended December 31, 2017 of the Registrant attached as Exhibit 99.63 to this Registration Statement on Form 40-F.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Registrant prepares its consolidated financial statements, which are filed with this Registration Statement on Form 40-F, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and they may be subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

The documents filed or incorporated by reference as Exhibits 99.1 through 99.130, each of which is incorporated by reference in this Registration Statement on Form 40-F, contain all information material to an investment decision that the Registrant, since January 1, 2017: (i) made or was required to make public pursuant to the law of any Canadian jurisdiction; (ii) filed or was required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX; or (iii) distributed or was required to distribute to its security holders.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as 99.130, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF COMMON SHARES

The disclosure containing a description of the securities to be registered is included under the heading “Description of Capital Structure” beginning on page 35 of the Annual Information Form for the fiscal year ended December 31, 2017 of the Registrant attached hereto as Exhibit 99.63.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2017, information with respect to the Registrant’s known contractual obligations:

	Payments Due by Period (All amounts in Canadian dollars)
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Accounts payable and accrued liabilities	6,579,997	-	-	-	6,579,997
Promissory note	200,000	400,000	400,000	-	1,000,000
Lease obligations	527,597	1,101,568	1,125,270	515,749	3,270,184

Total	7,307,594	1,501,568	1,525,270	515,749	10,850,181

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant has filed with the Commission a Form F-X.

Any change to the name or address of the Registrant’s agent and service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Registration Statement on Form 40-F.

Exhibit No.	Title of Exhibit
99.1	Form 45-106F1 - Report of Exempt Distribution, dated February 27, 2016
99.2	Form 45-106F1 - Report of Exempt Distribution, dated February 27, 2016
99.3	Preliminary Long-Form Prospectus with respect to exercise of 12,584,100 outstanding Special Warrants in exchange for Common Shares, dated May 31, 2017
99.4	Special Warrant Indenture, dated February 16, 2017
99.5	Agency Agreement, dated February 16, 2017
99.6	Receipt of Ontario Securities Commission, dated June 1, 2017, for the Preliminary Long Form Prospectus, dated May 31, 2017
99.7	Producer’s License, dated March 14, 2017, and Controlled Drugs and Substances License dated March 24, 2017
99.8	Voting Trust Agreement, dated August 11, 2017
99.9	Lease, dated September 27, 2013
99.10	Articles of Amendment, dated November 30, 2016
99.11	Certificate of Incorporation, dated March 16, 2015
99.12	Amended and Restated By-Law No. 1, dated June 19, 2017
99.13	Bylaw No. 2, dated April 30, 2015
99.14	Final Long Form Prospectus, dated August 11, 2017
99.15	Receipt of Ontario Securities Commission, dated August 11, 2017, for the Preliminary Long Form Prospectus, dated August 11, 2017
99.16	News Release announcing CannTrust shares begin trading on Monday, August 21 under the stock symbol “TRST”, dated August 17, 2017
99.17	News Release announcing CannTrust shares begin trading today, dated August 21, 2017
99.18	News Release announcing CannTrust reports strong revenue, patient growth and net income for the quarter, dated August 28, 2017
99.19	Letter to Shareholders regarding results from the six months ended June 30, 2017, dated August 28, 2017
99.20	Interim Financial Statements for the six months ended June 30, 2017, dated August 28, 2017
99.21	Form 52-109FV2 - CFO Certification of Interim Filing, dated August 28, 2017
99.22	Form 52-109FV2 - CEO Certification of Interim Filing, dated August 28, 2017

99.23	Management’s Discussion and Analysis for the six months ended June 30, 2017, dated August 28, 2017
99.24	News Release announcing CannTrust reports strong revenue, patient growth and net income for the current quarter, dated August 28, 2017
99.25	News Release announcing CannTrust reports receiving its health Canada Cultivation License for its Niagara greenhouse facility, dated October 10, 2017
99.26	News Release announcing record revenue and patient growth for quarter, dated October 17, 2017
99.27	News Release announcing Cdn$15 million bought deal, dated November 1, 2017
99.28	Form 51-102F3 - Material Change Report announcing Cdn$15 million bought deal, dated November 1, 2017
99.29	News Release announcing upsize of previously announced bought deal private placement to Cdn$17.5 million, dated November 2, 2017
99.30	Form 51-102F3 - Material Change Report announcing upsize of previously announced bought deal private placement to Cdn$17.5 million, dated November 2, 2017
99.31	Letter to Shareholders regarding results for the nine months ended September 30, 2017 dated November 23, 2017
99.32	Interim Financial Statements for the nine months ended September 30, 2017, dated November 23, 2017
99.33	Form 52-109FV2 - CFO Certification of Interim Filing, dated November 23, 2017
99.34	Form 52-109FV2 - CEO Certification of Interim Filing, dated November 23, 2017
99.35	Management’s Discussion and Analysis for the nine months ended September 30, 2017, dated November 23, 2017
99.36	News Release announcing strong revenue, patient growth and net income for the quarter, dated November 23, 2017
99.37	News Release announcing closing of Cdn$20 million bought deal private placement, dated November 30, 2017
99.38	Form 51-102F3 - Material Change Report regarding closing of Cdn$20 million bought deal private placement, dated November 30, 2017
99.39	Form 45-106F1 - Report of Exempt Distribution, dated December 6, 2017
99.40	News Release announcing record revenue for Q4 and FY 2017, dated January 9, 2018
99.41	News Release announcing director resignation, dated February 1, 2018
99.42	News Release announcing launch of the only same-day delivery for medical cannabis in the GTA, dated February 2, 2018
99.43	News Release announcing receipt of Sales License from Health Canada for Niagara Greenhouse, dated February 12, 2018

99.44	Producer’s License, dated February 9, 2018
99.45	Form 51-102F3 - Material Change Report regarding receipt of Sales License from Health Canada from Niagara, dated February 12, 2018
99.46	News Release announcing closing of Cdn$15 million mortgage, dated February 15, 2018
99.47	News Release announcing receipt of conditional approval to list on the TSX and appointment of new director, dated February 22, 2018
99.48	News Release announcing CannTrust starts trading on the Toronto Stock Exchange, dated March 2, 2018
99.49	Notice of Change of Status pursuant to Section 11.2 of National Instrument 51-102, dated March 8, 2018
99.50	News Release announcing international expansion through joint venture in Denmark with Stenocare, dated March 13, 2018
99.51	News Release announcing entry into long-term Cogeneration Agreement with Envest Corp. to supply low cost power at its Niagara Facility, dated March 15, 2018
99.52	Notice of Meeting and Record Date, dated March 19, 2018
99.53	News Release announcing record revenue for Q4 and FY 2017, dated March 29, 2018
99.54	Form 13-502F1 (Class 1 and 3B Reporting Issuers - Participation Fee), dated March 29, 2018
99.55	Audited Annual Financial Statements for year ended December 31, 2017
99.56	Form 13-501F1 (Class 1 and 3B Reporting Issuers - Participation Fee), dated March 29, 2018
99.57	Annual Information Form for year ended December 31, 2017, dated March 29, 2018
99.58	Management’s Discussion and Analysis for year ended December 31, 2017, dated March 29, 2018
99.59	Form 52-109FV1 - CFO Certification of Annual Filing, dated March 29, 2018
99.60	Form 52-109FV1 - CEO Certification of Annual Filing, dated March 29, 2018
99.61	Amended Management’s Discussion and Analysis for year ended December 31, 2017, dated April 10, 2018
99.62	Form 52-109F1R - CFO Certification of refiled Annual Filing, dated April 10, 2018
99.63	Form 52-109F1R - CEO Certification of refiled Annual Filing, dated April 10, 2018
99.64	News Release announcing entry into veterinary cannabis market through partnership with Grey Wolf Animal Health, dated April 18, 2018
99.65	News Release announcing launch of cannabis oil vegan hard shell capsules, dated April 18, 2018
99.66	Form NI 44-101 Notice of Intent to Qualify, dated April 26, 2018
99.67	Voting Instruction Form for Annual Meeting to be held on May 22, 2018, dated May 4, 2018

99.68	Notice and Access for Proxy Solicitation, dated May 4, 2018
99.69	Notice of Annual Meeting to be held May 22, 2017, dated May 4, 2018
99.70	Management Information Circular, dated May 4, 2018
99.71	Form of Proxy, dated May 4, 2018
99.72	Letter to Shareholders regarding result for the three months ended March 31, 2018, dated May 15, 2018
99.73	Interim Financial Statements for the three months ended March 31, 2018, dated May 15, 2018
99.74	Form 52-109F2-IPO/RTO - CFO Certification of Interim Filing Following an Initial Public Offering, Reverse Takeover or Becoming Non-Venture Issuer, dated May 15, 2018
99.75	Form 52-109F2-IPO/RTO - CEO Certification of Interim Filing Following an Initial Public Offering, Reverse Takeover or Becoming Non-Venture Issuer, dated May 15, 2018
99.76	Management’s Discussion and Analysis for three months ended March 31, 2018, dated May 15, 2018
99.77	News Release announcing record revenue for Q1 2018, dated May 15, 2018
99.78	News Release announcing Cdn$75 million bought deal financing, dated May 15, 2018
99.79	Form 51-102F3 - Material Change Report regarding Cdn$75 million bought deal financing, dated May 15, 2018
99.80	News Release announcing upsize of previously announced offering to Cdn$ 87.3 million, dated May 16, 2018
99.81	Form 51-102F3 - Material Change Report regarding upsize of previously announced offering to Cdn$ 87.3 million, dated May 16, 2018
99.82	Bought Deal Term Sheet, dated May 17, 2018
99.83	Underwriting Agreement, dated May 22, 2018
99.84	Qualification Certificate, dated May 22, 2018
99.85	Preliminary Short Form Prospectus, dated May 22, 2018
99.86	Receipt of Ontario Securities Commission, dated May 22, 2018, for the Preliminary Short Form Prospectus, dated May 22, 2018
99.87	Report of Voting Results, dated May 23, 2018
99.88	Producer’s License, dated April 13, 2018
99.89	Notice of Undertaking to File Documents and Material Contracts, dated May 29, 2018
99.90	Final Short Form Prospectus, dated May 29, 2018
99.91	Receipt of Ontario Securities Commission, dated May 29, 2018, for the Short Form Prospectus, dated May 29, 2018

99.92	News Release announcing partnership with NexGenRX gains momentum, dated June 5, 2018
99.93	Warrant Indenture, dated June 5, 2018
99.94	News Release announcing closing of Cdn$100,395,000 bought deal, dated June 5, 2018
99.95	Form 51-102F3 - Material Change Report regarding closing of Cdn$100,395,000 bought deal, dated June 5, 2018
99.96	News Release announcing three recreational supply agreements in western Canada, dated July 16, 2018
99.97	News Release announcing acceleration of partnership with Apotex to fuel global expansion, dated August 8, 2018
99.98	Letter to Shareholders reporting on Company’s results for six months ended June 30, 2018, dated August 14, 2018
99.99	Interim Financial Statements for six months ended June 30, 2018, dated August 14, 2018
99.100	Form 52-109FV2 - CFO Certification of Interim Filing, dated August 14, 2018
99.101	Form 52-109FV2 - CEO Certification of Interim Filing, dated August 14, 2018
99.102	Management’s Discussion and Analysis for six months ended June 30, 2018, dated August 14, 2018
99.103	News Release announcing record revenue for Q2 and on track for full completion of Niagara Facility, dated August 14, 2018
99.104	News Release announcing partnership with Ontario Cannabis Retail Corporation to supply range of recreational products, dated August 21, 2018
99.105	News Release announcing recreational cannabis brands LIIV, Xscape and SYNR.G to provide Canadians with choose your own adventure approach to living their best life, dated August 22, 2018
99.106	News Release announcing CannTrust to absorb excise tax for medical cannabis patients, dated August 28, 2018
99.107	News Release announcing partnership with McMaster University on medicinal cannabis research for chronic pain, dated September 5, 2018
99.108	News Release announcing director resignation, dated September 10, 2018
99.109	News Release announcing entry into exclusive partnership with Breakthru Beverage, dated September 10, 2018
99.110	News Release announcing recreational cannabis brands achieve distribution across Canada, dated September 13, 2018
99.111	News Release announcing CannTrust makes history with first shipment of cannabis oil to Danish partner, dated September 18, 2018
99.112	News Release announcing new CEO, Peter Aceto, dated October 1, 2018
99.113	News Release announcing continued patient growth, celebration of significant milestones and ongoing momentum, dated October 3, 2018

99.114	Form 51-102F3 - Material Change Report regarding appointment of new CEO, dated October 4, 2018
99.115	News Release announcing introduction of Peak Leaf TM, new cannabis brand inspired by the power of nature, dated October 10, 2018
99.116	News Release announcing CannTrust and Kindred launch sales team in Canadian recreational cannabis market, dated October 18, 2018
99.117	News Release announcing CannTrust expands global reach and access to Asia-Pacific region as Cannatrek’s cornerstone investor, dated October 29, 2018
99.118	News Release announcing CannTrust appointment of a new director, dated October 31, 2018
99.119	Form 52-109F2 – CFO Certification of Interim Filing, dated November 14, 2018
99.120	Form 52-109F2 – CEO Certification of Interim Filing, dated November 14, 2018
99.121	Letter to Shareholders reporting on Company’s results for nine months ended September 30, 2018, dated November 14, 2018
99.122	Interim Financial Statements for nine months ended September 30, 2018, dated November 14, 2018
99.123	Management’s Discussion and Analysis for nine months ended September 30, 2018, dated November 14, 2018
99.124	News Release announcing record revenue for Q3 2018 and is taking steps to list on the New York Stock Exchange, dated November 14, 2018
99.125	News Release announcing CannTrust dominates 2018 Canadian Cannabis Awards with seven wins including LP of the year, dated November 30, 2018
99.126	News Release announcing CannTrust's expansion plans, dated December 19, 2018
99.127	Notice of Change of Auditor, dated December 21, 2018
99.128	Letter from successor auditor, dated December 21, 2018
99.129	Letter from former auditor, dated December 21, 2018
99.130	Consent of Independent Auditor – RSM Canada LLP

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CannTrust Holdings Inc.

	By:	/s/ Ian Abramowitz
Name: Ian Abramowitz
Title: Chief Financial Officer

Date: January 8, 2019